Filed by Axalta Coating Systems Ltd.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Axalta Coating Systems Ltd.

(Commission File No.: 001-36733)

Date: April 30, 2026

The following transcript of a webcast with investors is being filed in connection with the proposed merger of equals transaction between Axalta Coating Systems Ltd. and Akzo Nobel N.V.:

Corrected Transcript

30-Apr-2026

Axalta Coating Systems Ltd. (AXTA)

Q1 2026 Earnings Call

Total Pages: 19
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Axalta Coating Systems Ltd. (AXTA) Q1 2026 Earnings Call	Corrected Transcript 30-Apr-2026

CORPORATE PARTICIPANTS

Colleen Lubic	Carl D. Anderson
Vice President-Investor Relations, Axalta Coating Systems Ltd.	Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

Chrishan Anton S. Villavarayan
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

OTHER PARTICIPANTS

Ghansham Panjabi	Michael J. Harrison
Analyst, Robert W. Baird & Co., Inc.	Analyst, Seaport Research Partners

Michael Sison	Rachel Lee
Analyst, Wells Fargo Securities LLC	Analyst, Citigroup Global Markets, Inc.

Edlain Rodriguez	Christopher Parkinson
Analyst, Mizuho Securities USA LLC	Analyst, Wolfe Research LLC

Emily Fusco	Matthew Hettwer
Analyst, Deutsche Bank Securities, Inc.	Analyst, Vertical Research Partners LLC

Caleb Boehnlein	Lucas Beaumont
Analyst, BMO Capital Markets Corp.	Analyst, UBS Securities LLC

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Axalta Coating Systems Ltd. (AXTA) Q1 2026 Earnings Call	Corrected Transcript 30-Apr-2026

MANAGEMENT DISCUSSION SECTION

Operator: Welcome to Axalta Coating Systems Q1 2026 Earnings Call. All participants will be in a listen-only mode. A question-and-answer session will follow the presentation by management. In the interest of time, we ask you to please ask one question.

Today’s call is being recorded, and a replay will be available through May 7, 2026. Those listening after today’s call should please note that the information provided in the recording will not be updated, and therefore, may no longer be current.

I will now turn the call over to Colleen Lubic, Vice President of Investor Relations. Please go ahead.

Colleen Lubic

Vice President-Investor Relations, Axalta Coating Systems Ltd.

Good morning, everyone, and thank you for joining us to discuss Axalta’s first quarter 2026 financial results. I’m Colleen Lubic, Vice President of Investor Relations. Joining me today are Chris Villavarayan, our Chief Executive Officer; and Carl Anderson, our Chief Financial Officer.

Before we begin, please turn to slide 2 for our forward-looking statements and non-GAAP disclosures. We posted our first quarter 2026 financial results this morning. You can find today’s presentation and supporting materials on the Investor Relations section of our website at axalta.com. Our remarks today and a slide presentation may include forward-looking statements reflecting our current views of future events and their potential impact on Axalta’s performance, and with respect to the proposed merger of equals between Axalta and AkzoNobel. These statements involve risks and uncertainties, and actual results and outcomes may materially differ. We are under no obligation to update these statements.

Our remarks and the slide presentation also contain various non-GAAP financial measures. We included reconciliations of these non-GAAP financial measures with the most directly comparable GAAP financial measures. Please refer to our filings with the SEC for more information.

With that, I would like to now turn the call over to Chris.

Chrishan Anton S. Villavarayan

President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Thank you, Colleen, and good morning, everyone.

Turning to our first quarter highlights. We delivered strong results and exceeded expectations across our financial metrics. In the quarter, we generated net sales of $1.25 billion. Adjusted EBITDA of $259 million and adjusted diluted EPS of $0.56, which came in 12% above expectations. These results reflect disciplined execution and a focus on the levers within our control.

We also set meaningful cash generation records this quarter, with $68 million of cash from operations, and $21 million of free cash flow, an improvement of $35 million year-over-year. This period marked the 12th consecutive quarter of year-over-year profitability improvement in our Industrial business, while Mobility achieved a first quarter net sales record and adjusted EBITDA margin of 17.5%, reflecting solid execution and cost discipline. And we saw stabilization in Refinish at nearly $500 million in sales, consistent with the last five quarters.

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Axalta Coating Systems Ltd. (AXTA) Q1 2026 Earnings Call	Corrected Transcript 30-Apr-2026

Innovation has always been and remains an important differentiator for Axalta. During the quarter, we received six Business Intelligence Group Innovation Awards and three prestigious Edison awards. EcoNextJet, a collaboration with Dürr and Xaar, enables OE manufacturers to provide next generation personalized exterior finishes at production scale – shifting from a fixed palette to unlimited customization without sacrificing quality, durability, or efficiency. And Alesta e-PRO FG Black, a powder coating engineered for thermal stability and secondary fire protection in electric vehicle battery systems. EcoNextJet and Alesta e-PRO FG Black were both acknowledged with Gold Edison Awards.

TintMaster AI, which was acknowledged with a Bronze Edison Award, is a breakthrough in tint manufacturing, using advanced AI to address the challenge of color variability in paint manufacturing. Edison Awards honor technologies that are redefining industries, solving complex customer challenges, and shaping the future. I want to recognize the smart and talented people at Axalta who are developing and bringing to market advanced solutions with real world impact.

Let’s turn to slide 4. Against a backdrop of macro uncertainty and elevated volatility, we remain focused on managing through what we can control. While recent developments have increased uncertainty across cost and supply availability, our actions over the past several years have positioned us well to mitigate raw material inflation. We’re closely monitoring developments across energy, logistics, and the broader supply and demand landscape as it relates to the evolving situation in the Middle East.

From a purchasing perspective, we delivered 12 consecutive quarters of year-over-year improvement in variable cost due to strong productivity projects, as well as focused implementation of procurement best practices. We now have approximately 60% of our direct spend under contract rather than spot buys. Many of our strategic supplier agreements are stronger and incorporate indexation, which is helping reduce volatility and improve visibility. As it relates to pricing, we plan to move quickly to offset the impact of inflation. We’re driving solid discipline across the portfolio. In Refinish, we expect to implement mid-single digit pricing in 2026, reflecting the value we deliver.

In Mobility, more than 50% of our revenue is now tied to raw material indices, which provides a natural hedge against cost volatility. Mobility has delivered six consecutive quarters of positive year-over-year price mix, reinforcing our ability to offset inflation. Across the rest of the portfolio we’re prudent and proactive with the pricing actions and surcharges in place where appropriate to help protect margins. From a transportation and cost discipline standpoint, we continue to tightly manage our operating expenses.

In the first quarter, SG&A declined 7% year-over-year on a constant currency basis, and we exceeded our operational productivity targets. Even amid top line pressure, our adjusted EBITDA margins have exceeded 20% for nine consecutive quarters, underscoring the durability of our operating model. Supporting all of this is our resilient supply chain and cost structure. Approximately 90% of our direct buy is locally sourced, where variable costs represent about 60% of COGS. Inventory levels remain at roughly 115 days on hand, which helps limit the impact of inflation, particularly as we enter the second quarter.

Let’s turn to slide 5. We see solid execution across all our businesses. In Refinish, net body shop wins increased 10% year-over-year and generated net sales growth in the first quarter in three out of our four regions. We’re also expanding with leading MSOs, which remain a key focus for the business. In Industrial, our most diversified portfolio, the weak global macro has been the story for the last few years. However, we are starting to see signs of recovery. We delivered five consecutive quarters of net sales growth in Asia, driven by our Energy Solutions business. Drove volume growth in Europe during the quarter with share gains in our e-coat business, and we’re seeing positive price mix for seven straight quarters.

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Axalta Coating Systems Ltd. (AXTA) Q1 2026 Earnings Call	Corrected Transcript 30-Apr-2026

In Mobility, we delivered record net sales in the first quarter of $452 million and growth in three out of our four regions. Commercial transportation solutions, which was a bright spot in 2025, also delivered record first quarter sales, driven by continued success with new business wins. Overall, new business wins and excellent operational performance across the portfolio are helping us offset the headwinds in North America, where the macro environment has been tempered by economic anxiety, elevated consumer costs, and higher-for-longer interest rates.

With that, I’ll turn the call over to Carl to discuss our financial results.

Carl D. Anderson

Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

Thank you, Chris, and good morning, everyone.

Turning to slide 6. Net sales were $1.254 billion, a 1% decrease year-over-year, primarily driven by lower volumes in Performance Coatings. This was partially offset by favorable foreign currency translation, largely due to a stronger euro. These dynamics were expected and contemplated in our first quarter guidance.

Gross margin was 33%, down slightly from last year, driven primarily by unfavorable mix from lower volumes in North America. Net income was $91 million, a decrease of $8 million from the prior year period. This was driven primarily by $22 million in transaction costs associated with the pending merger with AkzoNobel. These costs were partially offset by a $17 million discrete income tax benefit and a reduction in interest expense.

SG&A was down slightly as we continue to aggressively manage our cost structure. Adjusted EBITDA in the quarter was $259 million, resulting in an adjusted EBITDA margin of 20.6%. While both metrics were lower year-on-year, we did perform above expectations as reductions in operating expenses and variable costs helped to offset lower volumes in Performance Coatings. Adjusted diluted earnings per share was $0.56 exceeding our outlook by 12%, supported by lower interest expense and stronger overall earnings in the quarter.

Our momentum in cash generation remained strong. Cash provided by operating activities was $68 million, a company first quarter record. This was an increase of $42 million year-over-year. Free cash flow of $21 million was another first quarter record for Axalta. And it improved by $35 million versus the prior year period. This was primarily driven by improved working capital and lower interest payments.

Performance Coatings first quarter net sales declined 2% year-over-year to $802 million. This decrease was driven by lower volumes, primarily in North America and unfavorable price mix. These impacts were partially mitigated by favorable foreign currency translation and contributions from our acquisitions in our Refinish business, which we continue to execute as part of our distribution strategy outside of North America.

Refinish net sales declined 3% to $498 million, reflecting lower claims activity and shifting customer order patterns as anticipated. Industrial net sales declined 2% year-over-year to $304 million, with volume pressure in North America and Latin America partially offset by price mix and foreign exchange. Notably, Europe and China delivered volume growth in the first quarter.

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Axalta Coating Systems Ltd. (AXTA) Q1 2026 Earnings Call	Corrected Transcript 30-Apr-2026

First quarter Performance Coatings adjusted EBITDA was $180 million, down from $197 million a year ago. Adjusted EBITDA margin decreased by 170 basis points to 22.4%, due to lower volumes and unfavorable price mix, which was partially offset by a reduction in operating and variable expenses. We do expect that price mix will inflect positively beginning in the second quarter and carry on through the rest of the year.

Mobility Coatings delivered record first quarter net sales, coming in at $452 million, an increase of 3% from the prior year period. Light Vehicle net sales increased $9 million, driven by favorable foreign currency and organic growth in three of our four regions, including continued momentum from new business wins in Brazil. As planned, sales in China declined in line with lower auto production in the region.

Commercial Vehicle net sales were also up 3% year-over-year, supported by favorable foreign currency impacts, new business wins, positive price mix, and record commercial transportation solutions sales, which together helped offset the effect of lower Class 8 truck production. Mobility Coatings adjusted EBITDA totaled $79 million in the first quarter, compared to $73 million a year ago, reflecting benefits from lower variable costs, favorable foreign currency, and reduced operating expenses.

Adjusted EBITDA margin increased 100 basis points year-over-year to 17.5%. In the first quarter, we delivered another period of consistent cash generation, which underscores the durability of our operating model. Interest expense declined 14% year-over-year, and during the quarter, we repaid $54 million of gross debt and added with a net leverage ratio of 2.3 times.

For full year 2026, we expect interest expense of approximately $150 million, representing an improvement of more than $25 million versus last year and nearly 27% lower than 2024. For the rest of the year, we are planning on deploying most of our free cash flow to pay down our term loan and expect that our net leverage ratio will be below 2 times at year end.

As we turn to our outlook on slide 10, I’ll start with the macro assumptions underlying our 2026 guidance. External forecasts and key performance indicators remain relatively consistent with how we entered the year. That said, geopolitical developments including the situation in Iran and broader Middle East tensions have increased uncertainty across global markets, impacting energy prices, inflation, and consumer sentiment.

While the ultimate duration and economic impact of these developments is unclear, the heightened volatility has the potential to create additional pressure on both demand and costs in the back half of the year.

In Refinish, we are seeing signs of a more stable market as destocking trends are abating, and claims activity is sequentially expected to improve. Auto insurance premiums have moderated meaningfully, used vehicle prices are rising, and miles driven are trending favorably. At the same time, consumer sentiment, inflation concerns are more challenged. All this being said, we are planning for second half volumes to improve compared to last year.

In Industrial, we were encouraged by the results we saw in the first quarter, particularly in Europe and Asia. However, we remain cautious about the pace and timing of recovery in North America this year. Overall, our business is positioned very well for an eventual market recovery in North America as we are performing at record margin levels and have significantly improved our operational efficiency.

In Mobility, we are now assuming global auto production of approximately 91 million builds, down from a prior outlook of 92 million units. In Commercial Vehicle, external forecasts for North America Class 8 builds have increased, and we now assume approximately 274,000 units, up 10% from previous expectations.

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Axalta Coating Systems Ltd. (AXTA) Q1 2026 Earnings Call	Corrected Transcript 30-Apr-2026

With respect to the second quarter, we expect net sales to be roughly flat, with adjusted EBITDA in the range of $280 million to $290 million and adjusted diluted earnings per share of approximately $0.65, roughly in line with the year ago. For the full year, we are maintaining our previous guidance expectations for revenue, EBITDA, earnings per share, and free cash flow. At this point, we are tracking closer to the lower end of EBITDA and EPS guidance, given the demand signals we are seeing at this time.

We also continue to expect to deliver adjusted EBITDA margins of approximately 22%, in line with last year, as our pricing and cost actions are expected to help offset the incremental inflation we anticipate.

Overall, our outlook reflects disciplined execution and continued focus on margin protection, cash generation, and confidence in our ability to perform yet again in any type of environment.

Turning to slide 11. I’ll provide an update on the pending merger of merger of equals with AkzoNobel. The transaction continues to progress very well, and we remain firmly on track with all of our key strategic workstreams. Both teams are highly aligned and are working together seamlessly as we prepare for the shareholder vote, regulatory approvals, and day one readiness.

A critical pillar of this combination is the substantial synergy opportunity we have identified. We remain confident in our ability to deliver $600 million in annual run rate synergies. Integration planning between both companies is well underway with dedicated clean teams established to identify and accelerate these synergies, designed to capture value quickly and deliver a seamless transition at close.

On the regulatory front, filings are underway, including the US and the EU. We have filed a confidential Form F-4 with the SEC and are progressing as planned. In parallel, we are maintaining active and constructive engagement with shareholders, and we expect the shareholder votes for both companies to take place by early July.

Overall, we are excited and energized and remain confident in our ability to deliver meaningful, substantial and sustainable value creation through the combination with AkzoNobel.

With that, I will turn it over to Chris for closing remarks.

Chrishan Anton S. Villavarayan

President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Thanks, Carl.

We’re executing well and delivering consistent performance while maintaining strong operational focus. At the same time, we made significant progress towards our combination with AkzoNobel, that we expect will strengthen our portfolio, enhance our financial profile, and create significant long-term value for shareholders.

The transformational actions we have taken across procurement, fixed operating costs, and network optimization have fundamentally improved the business and protected margins to prepare for the upside. We have built a solid foundation which is strengthened with the Akzo combination, and we will be ready when the macro rebounds.

Thank you for joining us today. I will now turn the call over to the operator to open the line for Q&A.

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Axalta Coating Systems Ltd. (AXTA) Q1 2026 Earnings Call	Corrected Transcript 30-Apr-2026

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] We will take our first question from Ghansham Panjabi with Baird. Please go ahead. Your line is open.

Ghansham Panjabi	Q
Analyst, Robert W. Baird & Co., Inc.

Yeah. Thank you, operator. Good morning, everybody.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Good morning.

Ghansham Panjabi	Q
Analyst, Robert W. Baird & Co., Inc.

I guess – good morning, Chris. I guess, just given the abrupt spike in the raw material costs, has that dynamic changed the destocking dynamics impacting auto refinish, especially in North America? And could you just update us on your view for that timeline for volumes in that business for things like tire and just broader question as it relates to whether that dynamic might start to intersect with just a broader economic slowdown, given the spike in inflation and the impact on the consumer, et cetera? Thank you.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Sure, Ghansham. So, I’ll start and maybe I’ll turn it over to Carl. But, as we see it right now, we’re certainly seeing stabilization. And, as April is closing and as we look at Q2, I would say, we’re showing a bit of an increase in volumes in Q2, or let’s call it sales in Q2, and we’re certainly seeing that come through. So, I would say the market is pretty stable and we’re heading towards a recovery.

And if you look at Carl’s last slide, if you look at all the indicators, they’re all positioning the right way. Miles driven’s up. Insurance costs are starting to abate, and we can start seeing that flat line. And also the used car pricing is trending the right way. So, all of this dynamic is heading the right way.

For us, the incremental benefit here is also what’s happening with destocking. Destocking is starting to abate, and you can start seeing that in our results in Q2, or our guides for Q2, we’re essentially seeing price mix start turn markedly positive. And it’s really driven by that.

Carl D. Anderson	A
Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

Yeah. And, Ghansham, just to add, I think the – in addition to all that, especially as we think about the second half on price mix with some of the price actions, the teams are executing, as Chris said, that will inflect positively second half and you probably will see that in the second quarter as well. And we’re also seeing the benefit from some of the more recent M&A transactions come through as well for the full year.

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Axalta Coating Systems Ltd. (AXTA) Q1 2026 Earnings Call	Corrected Transcript 30-Apr-2026

Ghansham Panjabi	Q
Analyst, Robert W. Baird & Co., Inc.

Yeah. Thank you.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

You’re welcome.

Operator: Thank you. We will move next with Mike Sison with Wells Fargo. Please go ahead. Your line is open.

Michael Sison	Q
Analyst, Wells Fargo Securities LLC

Hey. Good morning. Nice start to the year. Just curious when you think about the second half of the year, third quarter, fourth quarter, you have more headwinds into raw material costs and such. And if you get to the midpoint of guidance, you’re going to need a much [indiscernible] (00:22:50) much stronger but a stronger second half versus first half. So, can you sort of walk us through how you get that ramp into the third and the fourth, and how do you think the raw material situation gets sort of handled during that time period? Thank you.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Sure, Mike. I think it’s a very good question. If I look at Q1, you can see that we had a good quarter. We had pockets of improvements across all three businesses. If you look at Industrial, we had strong performance in Asia. We actually saw Europe return, which was good news. Again, one quarter doesn’t certainly set a standard here going forward. So, we’re seeing positive momentum even as we look at April in Industrial. And now moving to Refinish, again, we’re starting to see sales inflect and our performance especially with destocking coming out is a positive here too.

And in Mobility, the real story here is the return of CV. As you look at [ph] in our performance (00:23:49) also in CTS. The Commercial Vehicle market, if you look Q from Q – Q1 to Q1 of this year was actually down 26%, but we’re only down about 6%. And it’s really our performance in the growth on the CTS side. So, now if you project that forward, what’s driving the benefit? It’s three or four things. The first thing is we’ve already gone through with pricing across all three businesses. And then if you look at how we’re normally structured, it’s usually 48% in the front half and about 52% in the back half.

If you look at us now, it’s like 45/55. What’s the difference? It’s really three things. The first one is with destocking coming out, we expect that positive price mix in Refinish to inflect and continue through the back half. The next element of this is really this – the CV volumes coming back, again with Commercial Vehicle coming back in the back half, that strengthens us in the back half, really drives good margin performance as you know that those margins are higher and closer to our Refinish margin.

And the last element that we have here is a little bit of a pickup in [ph] rev (00:25:00), or let’s call it markets. We expect Industrial to be up slightly, and also Refinish to continue to inflect through the back half. So, those are the three things that are driving the positive momentum in the back. Again, the offset is certainly the inflation which we have already priced for.

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Axalta Coating Systems Ltd. (AXTA) Q1 2026 Earnings Call	Corrected Transcript 30-Apr-2026

Michael Sison	Q
Analyst, Wells Fargo Securities LLC

Thank you.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

You’re welcome.

Operator: Thank you. We will move next with John Roberts with Mizuho. Please go ahead. Your line is open.

Edlain Rodriguez	Q
Analyst, Mizuho Securities USA LLC

Thank you. This is Edlain Rodriguez for John. Good morning, everyone. I mean, Chris, you talked about the 50% of Mobility revenue that’s tied to the raw materials index. Can you talk about any lag, if there’s any in there? And also, for the remaining 50%, will prices come on time to not have any negative impact in the second half of the year?

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Yeah. That’s a great question. And it’s reflective of what I would say the team has performed. If you look at the last three years, as you know, this isn’t the first time we’ve been here. I mean, if you look through the tariffs, if you look through the Iran, Russia conflict, if you look through hyperinflation, this team over the last three years has had to deal with this many other times. And I think this is the innate muscle that we’ve changed at Axalta. And it’s really about driving that pricing discipline when we see it.

And so, I would say, in terms of Mobility, on the other 50%, we’ve already gone out with pricing. There’s a three to six months lag with indexes, but you also get the positive on – once this starts inflecting the right way. But overall, as you can see, our margins and what we’re laying out as our guide for Q2 and the rest of the year, it shows the positive performance because we absolutely believe we can capture this, not only through pricing, but also the cost actions from a productivity and a purchasing initiative standpoint that we have out there.

You put all that together, the whole company will be running at about almost 22 points of margin, but this business will be running at [ph] 17 to 18 (00:27:16), probably some of the best performance we’ve seen in the last five, six years.

Edlain Rodriguez	Q
Analyst, Mizuho Securities USA LLC

Clear. Thank you.

Operator: Thank you. We will move next with David Begleiter with Deutsche Bank. Please go ahead. Your line is open.

Emily Fusco	Q
Analyst, Deutsche Bank Securities, Inc.

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Axalta Coating Systems Ltd. (AXTA) Q1 2026 Earnings Call	Corrected Transcript 30-Apr-2026

Good morning. This is Emily Fusco on for Dave Begleiter. Just kind of turning back to Refinish and the trends you’re seeing. Your competitors that have already reported have suggested share gains, so just kind of how would you characterize your positioning today or any more color you could give? Thank you.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Yeah, I think – I’ve obviously stayed away on commenting with what our competitors do. Maybe I’ll give you about three or four perspectives here. The first one is specific to, I think, some of the commentary that have come out in the last – in this quarter, it’s easy to show improvement from double digits down to [ph] ups (00:28:17) double digits. So, maybe it’s net zero. But moving from that and being more specific to us, we measure net body shop wins. And as I described it in our Q1 performance, we saw that go up 10%. And that is a record, record quarter for Axalta.

And so, how are we growing. And if you look at this data also over three- to four-year look, you would notice we went from about 85,000 body shops to close to north of 95,000 body shops. So, we continue to grow and we can see that.

Conceptually, one of the things that we are growing more is in the economy space and mainstream space. This was obviously driven by our CoverFlexx acquisition, which we did almost a year ago. That’s really enabling us to grow in this region – or this area. We used to have about 9% market share. We moved north of 11%. So, this has been a good story for us. And as I look to the rest of the year, we believe especially with the MSOs in North America, where we can also start seeing that we’re expanding, we already have 9 out of 12, but with those MSOs, we continue to win more body shops. And on top of that, as I look at the economy mainstream, I believe this is going to be a very strong year for us.

Emily Fusco	Q
Analyst, Deutsche Bank Securities, Inc.

Thank you.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

You’re welcome, [indiscernible] (00:29:43).

Operator: Thank you. We will take our next question from John McNulty with BMO Capital Markets. Please go ahead. Your line is open.

Caleb Boehnlein	Q
Analyst, BMO Capital Markets Corp.

Hey. Good morning. This is Caleb on for John. Just given some of like, how much like the chemical spot rates that moved this year, can you help us understand a little bit better like why the inflation headwind is the only like mid-single digits this year and not higher like many people thought. And maybe just kind of like what your – what the raw material headwind will be as you’re exiting Q4? Thank you.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

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Axalta Coating Systems Ltd. (AXTA) Q1 2026 Earnings Call	Corrected Transcript 30-Apr-2026

Sure. Good morning. I’ll start and maybe I’ll hand it over to Carl. I would say there are probably about three or four things that maybe were similar or differentiate us from others or peers than what we’re seeing, I think first one is geographic mix. If you look at the impact, which is more European and Asia. From an Asian impact, China is about 10% for us. Asia is, let’s call it, just north of 15% for us. So, in terms of impact, it’s less for us from a geographic perspective.

The second part of this is if you think about our buys, 60% of our COGS is [ph] BCOGS (00:31:00), and of that about 40% to 50% are tied to oil. So, we’re slightly better in this case as well compared to some of our peers.

The third element of this is something that we’ve been working on for quite a while, for the last three years, is really our purchasing initiatives and what we – how we’ve driven our material buys. We used to be 60% on spot buys. We’re now 60% on contracts. And so, we have a natural hedge here based on indices and the ability to manage this at least with some visibility through the full year.

So, I think those are three. The incremental benefit we also have is the inventory levels. We’re sitting on 115 days. That puts us at around four months. And if you really think about it, it’s different by business, it gives us the ability to manage to push forward pricing faster or a little bit slower. But in terms of a Q2 impact, we’re seeing this to be low-single digits and increasing through the back half of the year. And I would say, as we get through the back of the – or back half of the year, this might feel like high-single digits, but we will certainly be out there with pricing when we see that effect come through.

Now, maybe I’ll turn it over to Carl.

Carl D. Anderson	A
Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

Yeah. Just maybe to add to that. If you look at just 2026, obviously first quarter we performed better. So, we were low-single digits net benefit as we think about a raw material performance. As Chris referenced, we do expect that for the full year to be in mid-single digits, and it really – it’s really going to be a focus and more of a where we’re going to be going as it relates to what oil is going to be doing a little bit longer term. So, whether it’s mid-single digits or potentially a little bit higher [ph] that as we’re (00:32:55) exiting the year, as we look at the business, we expect to continue to drive productivity within how we manage our purchasing spend, as well as other cost measures that we look to deploy.

Caleb Boehnlein	Q
Analyst, BMO Capital Markets Corp.

Okay. Thank you.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

You’re welcome.

Operator: Thank you. We will take our next question from Matt DeYoe with Bank of America. Please go ahead. Your line is open.

Q

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Axalta Coating Systems Ltd. (AXTA) Q1 2026 Earnings Call	Corrected Transcript 30-Apr-2026

Hi [indiscernible] (00:33:23) on for Matt. I think your slides, you called out mid-single digit pricing for Refinish. Is that a full year comment or it’s 2Q to 4Q comment? And how can I kind of square that away with the negative price mix you saw in 1Q? Also, any updates on the Irus Mix being rollout, would be helpful as well?

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Yeah. Sure. Thanks for the question. Yeah. So, I think at the first quarter, pure price was about low-single digits, up about 2% on a year-over-year basis. Most of what you saw as far as in the quarter related – the negative impact was on mix. And as we look forward, some of the pricing actions the team is putting into place here in the second quarter as well as in the second half. So, those numbers would be for what the full impact would be with the total gross pricing that we’re going after, specifically for our Refinish business.

Really, as it relates to Irus Mix, we’re pretty excited about that. The teams are executing very, very well. I think we’re getting – we’re nearing 1,000 in total installations. And that’s – it’s – it – will continue to be a big focus for Refinish team as we look to get that out more broadly here in North America.

Q
Thank you.

Operator: Thank you. We will take our next question from Mike Harrison with Seaport Research Partners. Please go ahead. Your line is open.

Michael J. Harrison	Q
Analyst, Seaport Research Partners

Hi. Good morning.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Morning.

Michael J. Harrison	Q
Analyst, Seaport Research Partners

Was hoping that, Chris, maybe you could give us a little more detail on what you’re seeing in Commercial Vehicle. Just some thoughts on the timing of this big swing in Class 8. And then maybe some more detail on what’s going on in commercial transportation solutions. I assume that that’s kind of the fruit of several quarters or years’ worth of effort to build out that business. But maybe give us some more detail on the momentum you’re seeing and any specific customer wins or markets or applications you would call out?

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Sure. Thanks, Mike. Great question. I’d love to. So, as we look at Commercial Vehicle and obviously, coming from my past, it’s certainly very cyclical. And as it goes down and goes below a replacement demand, you always expected it in a few – let’s call it few quarters later to always pick up. And we can certainly see that pickup. So, Q1 was very weak, and as you can see from many of the OEs that have reported, if you do a Q-over-Q comp, you can see the decline. But we – as we get into Q2, we can already see those numbers pick up in terms not only from a forecast perspective, but also what we see in April.

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Axalta Coating Systems Ltd. (AXTA) Q1 2026 Earnings Call	Corrected Transcript 30-Apr-2026

One of the things that we did is, as we got into the business and certainly credit to the Mobility team, in terms of we were – we had such a strong presence and such leadership on the OE side of Class 8, and we wondered – the team wondered why we could take that technology and certainly match it in everything that CTS. And if you think about this space, it’s really what we do in specialty, what we do in off-highway, what we do in military, and also whatever we do in RVs or the recreational space. So, they set a plan to really grow in this space.

And just to give you a perspective, the overall market is about $3.5 billion. And we only have about 7% market share. So, we saw this as a great opportunity to grow. And that’s certainly the fruits of all that work is what you’re seeing coming through in Q1. And it will certainly continue to come through as we go through the rest of the quarters. I’m not here to probably provide what our targets are going to be for the rest of the year, but I just want to point out, you can see the performance, again, as I said earlier, coming through in Q1, the market’s down 26 points. We’re just down 6 points. So, that offset really happened from all the wins that we had on the CTS side.

Now, going forward, the additional space, that the opportunities here is this isn’t just focused in North America, we’re also looking at how we can really expand this globally. And this is certainly, I think, something that’s a bright star in our Mobility business.

The incremental difference we also made here was at capacity, our CTS and our Refinish business actually come out of our Refinish lines and our Refinish plants. So, we needed to add capacity and really make sure that we were ready once we took this volume through that once CV returned, that we can ensure that we can protect and perform for those customers. And we’ve certainly done that. The record capital investments that you have seen, part of that was to ensure that we’re structurally in the right place for this business.

So, I think there’s far more upside here in this business as we go forward. And I look forward to tell you more about it as they – as the rest of the year progresses.

Michael J. Harrison	Q
Analyst, Seaport Research Partners

Sounds good. Thanks very much.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

You’re welcome.

Operator: Thank you. We will move next with Patrick Cunningham with Citi. Please go ahead. Your line is open.

Rachel Lee	Q
Analyst, Citigroup Global Markets, Inc.

Hey, guys. Good morning. This is actually Rachel Lee on for Patrick. So, I know that you’re still guiding to greater than $500 million for full year free cash flow. So, given the potential for mid-single digit inflation and working capital requirements, how are you managing inventory levels and receivables through the balance of the year?

Carl D. Anderson	A
Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

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Axalta Coating Systems Ltd. (AXTA) Q1 2026 Earnings Call	Corrected Transcript 30-Apr-2026

Yeah. Thanks, Rachel, for the question. So, I think, maybe we’ll start in the first quarter. We were pleased with the performance. If you think about our cash conversion cycle, we improved by about six days year-on-year in the first quarter. And as I think what is in front of us for the rest of the year, as Chris said, we are pricing. And so, if I look at kind of what the impact’s going to be at DSOs, we’re going to get out in front of that a little bit. So, I think it’s even – even with a mid-single digit inflation kind of running through and getting in inventory we still feel very, very confident in our ability to deliver on free cash flow.

We’re going to have lower interest expense this year on a year-over-year basis. And we continue to look to improve overall cash conversion cycles [indiscernible] (00:40:00) building off what we did in the first quarter, and I’m hoping that we will be able to improve that even a little bit more on a year-over-year comparison as we move throughout the year.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

And I just wanted to add...

[indiscernible] (00:40:12)

Rachel Lee	Q
Analyst, Citigroup Global Markets, Inc.

Yeah.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

...I’ll make – add a few – a few more comments, I think, really want to add to the performance that we saw in Q1 really credit to the finance team and Carl for just driving some enormous performance in interest rates. And obviously, we’ll get that tailwind for the rest of the year.

Rachel Lee	Q
Analyst, Citigroup Global Markets, Inc.

Thank you very much.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

You’re welcome.

Operator: Thank you. We will move next with Chris Parkinson with Wolfe Research. Please go ahead. Your line is open.

Christopher Parkinson	Q
Analyst, Wolfe Research LLC

Great. Thank you so much. I realize you can’t necessarily jump the gun in terms of the Akzo deal, but in terms of your own cost execution and just navigating what I think most of us would characterize as fairly difficult markets over the last few years. Is there any kind of update in your thoughts or the trajectory of the synergy target with the companies? Presumably you’ve still been in touch with them. You’ve been executing on your own. Just any quick update there would be very helpful. Thank you.

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Axalta Coating Systems Ltd. (AXTA) Q1 2026 Earnings Call	Corrected Transcript 30-Apr-2026

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Yeah. Good morning, Christopher. Good question. Certainly, I think on both sides we’re managing costs. But I would say Greg and I have been working with a clean team environment. We’ve had two exceptional teams on both sides work on this, especially as we get closer to the vote and also start heading towards close to really define what is the workstreams. We’ve hired the help of some external consultants so that we can keep this very clean, and also look at what actions and the more and more time both of us spend on this, we can really get comfortable with the actions and be able to reiterate that the $600 million is just the floor.

And I would say, as we get half the vote, we’re going to spend far more time on really driving the action so that we can get – hit the gate running when we close. But I would say every day we spend and we – we’re on calls weekly. We get more and more comfortable with the fact that this will create enormous value. And, I – I mean, I – you think about all the different multitude of buckets that we can focus on in terms of scale and purchasing, we go from $2 billion to $6.5 billion-plus. There’s an enormous ability here from scale, what we’re doing right, what they’re doing right, what the overall scale can provide.

And then from that you can move to supply chain synergies. What we can do jointly from the fact that between the two of us, we have almost 400 warehouses and locations and how we could improve all of that and drive utilization, how we’re approaching the same customers. And then you go into the duplicity of everything that you have in SG&A.

And finally even beyond that, the incremental opportunities when you look at indirect and all the other cost buckets, I would say, it’s just a basket that provides a great opportunity to work on once we become together as a combined company.

Christopher Parkinson	Q
Analyst, Wolfe Research LLC

Thank you.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

You’re welcome, Chris.

Operator: Thank you. We will move next with Kevin McCarthy with Vertical Research Partners. Please go ahead. Your line is open.

Matthew Hettwer	Q
Analyst, Vertical Research Partners LLC

Hi. This is Matt Hettwer on for Kevin McCarthy. What are you seeing in the demand function for your Industrial business? Sales look like they’re stronger in Asia and Europe than domestically. Could you take us through how the business is doing regionally?

And then finally, what are your thoughts on whether rising input costs for your customers and that business will lead to incremental demand weakness in the back half of the year?

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Axalta Coating Systems Ltd. (AXTA) Q1 2026 Earnings Call	Corrected Transcript 30-Apr-2026

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Sure. I’d love to. I think maybe I’ll first give you a perspective again to the two bright spots. Asia continues to grow. We’ve seen, let’s call it, five quarters of growth. And as we project forward, it still looks strong for us. And again, this is primarily in our Energy Solutions business where everything that we provide, whether it’s impregnating resins for battery – sorry, for motors or all the coatings that we provide for battery enclosures. All of that is on a positive trend. And so, certainly a tailwind that we see there.

In Europe that inflected last quarter, again, business that we gained here in e-coat. And we continue to see positive signs in volume across even powder and architectural extrusions in this region. So, that’s a positive inflection for us. Again, the positive here is also probably coming into the spring buying cycle.

Now, moving to North America, this continues to be weak. Again, I think interest rates being higher-for-longer has been an impact here. [ph] But (00:45:07), we feel at some point this will inflect.

Carl D. Anderson	A
Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

And just to add to that, for Industrial in total, we’re not – for the full year, we’re seeing it really flattish on a year-over-year basis. And so, if you think about even in the second half, on your demand question, we’re not seeing in aggregate in getting that much better through the year. And that’s [ph] already (00:45:27) reflected in our guidance numbers that we put forward.

Matthew Hettwer	Q
Analyst, Vertical Research Partners LLC

Thank you.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

You’re welcome.

Operator: Thank you. Our next question comes from Joshua Spector with UBS. Please go ahead. Your line is open.

Lucas Beaumont	Q
Analyst, UBS Securities LLC

Good morning. This is Lucas Beaumont on for Josh. So, I mean, it seems like there’s kind of been a shift amongst, I guess, both you guys and the rest of the coatings peers towards like greater index linking of pricing to raw material shifts. So, I guess that’s probably happening more in the coatings businesses that seem to have less pricing power compared to those with more. And I guess while it sort of might reduce shorter-term earnings volatility at the front of the cycle, I mean, it – then it seems like it’s set up to kind of give the pricing back on the back end and might like reduce the net price/cost benefit that you’re capturing over the full cycle.

So, I mean, I probably would have said this was like a feature as opposed to a bug in the sense that you’re getting more price cuts at the time, and it’s helping kind of drive your earnings growth in the medium term.

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Axalta Coating Systems Ltd. (AXTA) Q1 2026 Earnings Call	Corrected Transcript 30-Apr-2026

So, can you take this shift is, one, maybe just give us a view on how you’re seeing this shifting or not shifting overall. And then, I mean would you – how do you think that supports or I guess impairs medium term earnings growth cycle? Thanks.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Well, maybe I’ll start and then hand it over to Carl. I would have to disagree with that a bit in – primarily because of my view on what the indexing provides. What the indexing provides is more visibility and control so that you can price. And as I look at our business model in two of our three businesses, this – let’s call it the indexing is not tied to that. So, when we talk about our Refinish business and when we talk about our Industrial business, the best part of what we do is we see the visibility from a purchasing aspect, and then we are able to go right in and price. And as you can see with what we have already defined in terms of pricing, both in our Industrial and Refinish business, we’ve already done that. We’ve already priced in Q1, we’re already seeing the results. That’s why we can already target almost 22 points of margin for Q2.

Now, moving into our Mobility business, that’s where there’s indexing tied for 50% of the business to RMI indexing. And here, your comment is valid with the exception of the fact that you do get it through – on a lag basis. On the rest of the business, we are able to price and we have done it consistently through what I would call it, through the last three risk factors that we have faced in the last three years. Whether it’s the inflation that we saw because of the tariffs, whether it was just the pure hyperinflation that we saw in North America, or whether it’s the Iran conflict or for that matter now, the Middle East conflict.

My simple perspective here is we set a target that was 300 to 400 basis points higher than where we were just three years ago. In our A plan, we set a target of 21 points of margin, and we have been performing at that margin even through all these four crises at north of 21% to 22% for the last – and certainly, that is reflective on our EBITDA performance for the last three years.

But now, I’ll turn it to Carl if I missed something.

Carl D. Anderson	A
Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

I don’t think you missed anything. But just as a reminder, during this whole time period when we really started to increase the overall RMIs we had in place in our Mobility business, we more than doubled the margin during that time period. And if you look back over the last probably four or five years, the overall margin profile of Axalta has expanded 600 basis points. We’ve best margins in the business – in the coatings business. So, we feel very good with our strategy and how we’re executing.

Operator: Thank you. At this time, we have reached our allotted time for questions. I will now turn the call back over to Chris Villavarayan for closing comments.

Chrishan Anton S. Villavarayan
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Well, to everyone, thank you for calling in and certainly for your interest. I certainly want to start by congratulating the team for a good Q1, a solid Q1, we’re certainly looking forward to Q2, and we believe that we have great plans to execute here, including working with Greg and the Akzo team towards our merger.

And with that, thank you.

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Axalta Coating Systems Ltd. (AXTA) Q1 2026 Earnings Call	Corrected Transcript 30-Apr-2026

Operator: Thank you. This brings us to the end of today’s meeting. We appreciate your time and participation. You may now disconnect.

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Cautionary Statement Concerning Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. You are cautioned not to rely on these forward-looking statements. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trader register and on its website at

https://www.akzonobel.com/en/investors/results-center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

Non-GAAP and Non-IFRS Financial Measures

This communication contains certain non-GAAP financial measures and/or non-IFRS financial measures that AkzoNobel and Axalta believe are helpful in understanding the anticipated strategic and financial benefits of the proposed transaction. AkzoNobel’s and Axalta’s management regularly use a variety of financial measures that are not in accordance with GAAP or IFRS for forecasting, budgeting and measuring financial performance. The non-GAAP financial measures and/or non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP or IFRS measures. While AkzoNobel and Axalta believe that these non-GAAP financial measures and/or non-IFRS financial measures provide meaningful information to help shareholders understand the anticipated strategic and financial benefits of the proposed transaction, there are limitations associated with the use of these non-GAAP financial measures and/or non-IFRS financial measures. These non-GAAP financial measures and/or non-IFRS financial measures are not prepared in accordance with GAAP or IFRS, are not reported by all of AkzoNobel’s or Axalta’s competitors and may not be directly comparable to similarly titled measures of AkzoNobel’s or Axalta’s competitors due to potential differences in the exact method of calculation.